SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 10, 2006

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release – AngloGold Ashanti announces change to its board



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

AGA02.06

10 February 2006

AngloGold Ashanti announces change to its board

Reginald Bannerman, an attorney with 48 years' experience, will be joining the Board of Directors of AngloGold Ashanti Limited with effect from 10 February 2006. He is the principal partner at Bruce-Lyle, Bannerman & Thompson Attorneys in Ghana.

Russell Edey, Chairman of the Board of Directors, commented: "We look forward to the contribution this distinguished Ghanaian will make to the affairs of AngloGold Ashanti".

ends

Queries

South Africa	Tel:	Mobile:	E-mail:
Steve Lenahan	+27 (0) 11 637 6284	+27 (0) 83 308 2200	slenahan@AngloGoldAshanti.com
Alan Fine	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com



DIRECTORATE CHANGES

The following changes have taken place to the board of AngloGold Ashanti Limited:

Name	**Nature of Change**
Mr R E Bannerman (Non-executive director)	Appointed as a director effective 10 February 2006

Taking account of the above the board of directors should read as follows:

Directors			**Alternate Directors**	
Mr R P Edey	(Chairman)	(British)		
Dr T J Motlatsi	(Deputy Chairman)			
Mr R M Godsell	(Chief Executive Officer)			
Dr S E Jonah, KBE	(President)	(Ghanaian)		
Mr R E Bannerman		(Ghanaian)		
Mr F B Arisman		(American)		
Mr S Venkatakrishnan		(British)		
Mrs E le R Bradley				
Mr C B Brayshaw				
Mr R Carvalho Silva		(Brazilian)		
Mr R Médori		(French)	Mr P.G. Whitcutt	
Mr W A Nairn			Mr A.H. Calver	(British)
Mr N F Nicolau				
Mr S R Thompson		(British)		
Mr A J Trahar				
Mr K H Williams				
Mr P L Zim			Mr D.D. Barber	

10 February 2006

JSE Sponsor – UBS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 10, 2006

By: /s/ C R Bull
Name: C R Bull
Title: Company Secretary